August 20, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Shehzad Niazi

Re:	Express, LLC
Registration Statement on Form S-4
File No. 333-168571

Ladies and Gentlemen:

This letter is being furnished in response to a letter to Express, LLC (the “Company”) dated August 18, 2010 from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the registration statement of the Company and Express Finance Corp. (together, the “Issuers”), Express, Inc. and Express GC, LLC (collectively with the Issuers, the “Registrants”) on Form S-4 (File No. 333-168571) (the “Registration Statement”) that was originally filed with the Commission on August 5, 2010, registering the Issuers’ offer to exchange up to $250,000,000 aggregate principal amount of 8 3/4% Senior Notes due 2018 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 8 3/4% Senior Notes due 2018 (together with the guarantees thereof, the “Outstanding Notes”) of the Issuers.

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Staff enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

August 20, 2010

The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Robert M. Hayward, P.C. or William R. Burke of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000.

Sincerely,

Express, LLC
Express Finance Corp.
Express, Inc.
Express GC, LLC

By:	/S/ MATTHEW C. MOELLERING
Name:	Matthew C. Moellering
Title:	Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

cc:	Robert M. Hayward, P.C.
Kirkland & Ellis LLP

William R. Burke
Kirkland & Ellis, LLP